UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               PATRIOT GOLD CORP.
                                (Name of Issuer)

                    Shares of Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                   70337F 10 3
                                 (CUSIP Number)

                            501-1775 Bellevue Avenue
                          West Vancouver, B.C. V7V 1A9
                                     Canada
                                 (604) 925-5257
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 10, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 70337F 10 3
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1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Ronald C. Blomkamp
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2. Check the Appropriate Box if a Member of a Group (See  Instructions)
  (a) [__] (b) [__]
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3. SEC Use Only
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4.  Source of Funds (See Instructions)
Not Applicable
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5. Check if Disclosure of Legal  Proceedings Is Required  Pursuant to Items 2(d)
   or 2(e)
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6. Citizenship or Place of Organization:
Canadian
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Number of                           7. Sole Voting Power
Shares Beneficially                         -0-
Owned By Each                       8. Shared Voting Power
Reporting                                   -0-
Person                              9. Sole Dispositive Power
                                            -0-
                                    10. Shared Dispositive Power
                                            -0-
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
None
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
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13. Percent of Class Represented by Amount in Row (11)
None
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14. Type of Reporting Person (See Instructions)
IN
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


This Amendment No. 1 (this "Amendment")  amends and supplements the statement on
Schedule 13D filed with the Securities and Exchange Commission by Ronald C. Blomkamp (the "Reporting Person") with respect to Patriot Gold Corp. (the "Issuer") on February 2, 2004 (the "Schedule 13D"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Only those Items that are amended or supplemented are reported herein. Except as amended and supplemented herein, the
Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

ITEM 2. IDENTITY AND BACKGROUND

(b) The residence or business address of the Reporting Person is: 4918 Martin Court, West Vancouver, B.C., Canada.

(c) The present principal occupation of the Reporting Person is a self-employed investor. The name, principal business, and address of the organization in which such employment is conducted are as follows: 4918 Martin Court, West Vancouver, B.C., Canada.

ITEM 4. PURPOSE OF TRANSACTION

Pursuant to a Redemption Agreement, dated March 10, 2006, between the Reporting Person and the Issuer, on such date the Issuer purchased from the Reporting Person 3,000,000 shares of the Reporting Person's common stock that was owned by the Issuer at a purchase price of $0.01 per share. Such transaction was entered into because the Reporting Person had resigned from his positions as officer and director of the issuer on October 13, 2005, and both the Issuer and the Reporting Person determined that it was in their best interests that the Reporting Person no longer have an economic or voting interest in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person owns 15,000 shares of the issued and outstanding common stock of the Issuer.

(b) Not applicable.

(c) Other than the disposition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Redemption Agreement, dated March 10, 2006, between the Issuer and the Reporting Person

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 10, 2006


                                                     /s/ Ronald C. Blomkamp
                                                     -------------------------
                                                     Name: Ronald C. Blomkamp




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).